# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SCIENTIFIC INDUSTRIES INC, CIK 0000087802
CUSIP: 808757108
Title of class of securities: Common stock, par value $0.05 per share
Address of issuer's principal executive offices: 70 Orville Dr., Airport International Plaza, Bohemia, New York (NY), 11716
Date of event which requires filing of this statement: 04/17/2025
Amends the filing with accession number 0001140361-21-021846
Filed by CIK 0000936979
Persons authorized to receive notices and communications: Brian L. Pessin, 400 E 51st St, PH 31, New York, New York (NY), 10022, (917) 887-1982; Norman H. Pessin, 400 E 51st St, PH 31, New York, New York (NY), 10022, (917) 887-1982

## Reporting persons
- Brian L. Pessin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 297,531; shared voting power 0; sole dispositive power 297,531; shared dispositive power 0; aggregate amount beneficially owned 297,531 (2.5% of the class)
  Comment: (1) Consists of 297,531 shares of common stock and warrants to purchase 246,316 shares of common stock.
- Norman H. Pessin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 350,000; shared voting power 0; sole dispositive power 350,000; shared dispositive power 0; aggregate amount beneficially owned 350,000 (2.9% of the class)
  Comment: (2) Consists of 350,000 shares of common stock and warrants to purchase 350,000 shares of common stock.
- PESSIN SANDRA F (CIK 0000936979): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 466,507; shared voting power 0; sole dispositive power 466,507; shared dispositive power 0; aggregate amount beneficially owned 466,507 (3.9% of the class)
  Comment: (3) Consists of 466,207 shares of common stock and warrants to purchase 233,253 shares of common stock.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.05 per share
Name of issuer: SCIENTIFIC INDUSTRIES INC
Address of issuer's principal executive offices: 70 Orville Dr., Airport International Plaza, Bohemia, New York (NY), 11716
Comment: This Schedule 13D relates to the common stock, $0.05 par value (the "Common Stock" or the "Shares") of Scientific Industries, Inc. (the "Issuer"),whose principal executive offices are located at 70 Orville Dr, Airport International Plaza, Bohemia, NY 11716.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by and for Brian L. Pessin, Norman H. Pessin and Sandra F. Pessin (each a "Reporting Person"). Certain information with respect to each Reporting Person is set forth below:

1) Brian L. Pessin
2) Norman H. Pessin
3) Sandra F. Pessin
Residence or business address:
1) Brian L. Pessin
65 E76th St, Apt 3DE
New York, NY 10021

2) Norman H. Pessin
400 E 51st St, PH 31
New York, NY 10022

3) Sandra F. Pessin
400 E 51st St, PH 31
New York, NY 10022
Present principal occupation or employment:
1) Investor
2) Investor
3) Housewife
Criminal convictions in the last five years:
1) None
2) None
3) None
Civil proceedings (securities laws) in the last five years:
1) None
2) None
3) None
Citizenship:
1) United States
2) United States
3) United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the 297,531 shares of Common Stock owned by Brian L. Pessin is approximately $614,462.09, including brokerage commissions. The shares of Common Stock owned by Brian L. Pessin were acquired with personal funds. The aggregate purchase price of the 350,000,shares of Common Stock owned by Norman H. Pessin is approximately $480,000 including brokerage commissions. The shares of Common Stock owned by Norman H. Pessin were acquired with personal funds.The aggregate purchase price of the 466,507 shares of Common Stock owned by Sandra F. Pessin is approximately $2,249,998.75 including brokerage commissions. The shares of Common Stock owned by Sandra F. Pessin were acquired with personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons originally purchased the Shares based on the belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer, making proposals to the Issuer concerning changes to the capitalization or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Brian L. Pessin owns 297,531 shares of Common Stock of the Issuer, constituting 2.5% of the outstanding shares thereof. Norman H. Pessin owns 350,000 shares of Common Stock of the Issuer, constituting 2.9% of the outstanding shares thereof. Sandra F. Pessin owns 466,507 shares of Common Stock of the Issuer, constituting 3.9% of the outstanding shares thereof.

Brian L. Pessin has sole voting and dispositive power with respect to the shares of Common Stock he owns directly. Norman H. Pessin has sole voting and dispositive power with respect to the shares of Common Stock she owns directly. Sandra F. Pessin has sole voting and dispositive power with respect to the shares of Common Stock she owns directly.

Exhibit 99.1 attached hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons. All of such transactions were effected in a private placement on April 17, 2025.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Transactions in the Securities of the Issuer During the Past 60 Days

## Signatures
- Brian L. Pessin: /s/ Brian L. Pessin, Brian L. Pessin (04/22/2025)
- Norman H. Pessin: /s/ Norman H. Pessin, Norman H. Pessin (04/22/2025)
- PESSIN SANDRA F: /s/ Sandra F. Pessin, Sandra F. Pessin (04/22/2025)